Exhibit 99.1

Atotech Reports Second Quarter 2021 Results and Raises 2021 Full Year Guidance

•	Generates second quarter revenue of $377 million, an increase of 44% over the prior year period, including chemistry organic revenue growth of 24%

•	Reports net income of $30 million, compared to a net loss of $283 million in Q2 2020, the latter caused by Covid-19 pandemic-related impairment charges

•	Delivers a record Adjusted EBITDA of $118 million, a 63% increase over the prior year period

•	Reduces net leverage to 3.2x

•	Raises guidance for full year 2021 organic revenue growth, which is now expected to be in the range of 13% to 14%, including full year chemistry organic revenue growth of approximately 10%

•	Increases guidance for full year 2021 Adjusted EBITDA[1], which is now anticipated to be in the range of $435 million to $450 million, an increase of $18 million over the prior guidance at the mid-point

BERLIN, Germany – August 11, 2021 – Atotech (NYSE: ATC), a leading specialty chemicals technology company and a market leader in advanced electroplating solutions, today reported record financial results for the second quarter of 2021 and raised its revenue and Adjusted EBITDA guidance for the full year 2021. Chemistry organic revenue growth, a key performance indicator for the Company, increased 24% over the second quarter of 2020. Chemistry organic revenue growth reflects chemistry revenue growth excluding the impact of foreign exchange translation (“FX”) and palladium pass-through (“palladium”).

Management Commentary

Geoff Wild, Atotech’s Chief Executive Officer said, “We are very satisfied by our outstanding second quarter performance. As anticipated, our exposure to secular growth trends and the continuing economic recovery from the Covid-19 pandemic have led to a strong recovery of our revenues. Our robust business model, which combines a lean cost structure and strong operating leverage, allowed us to translate our excellent revenue growth into record Adjusted EBITDA and strong Free Cash Flow.”

“The supportive trends we have witnessed since the beginning of this year, including the build-out of 5G smartphone production and demand for new solutions in advanced semiconductor packaging, continue to build momentum. Atotech’s comprehensive systems and solutions approach, combining leading R&D capabilities and global reach allows us to leverage that demand.”

“As expected, in Q2 we saw higher freight costs from the disruption of global supply chains. However, over the course of the quarter, these began to improve and we feel confident in our ability to contain these costs in the second half of 2021.”

[1]

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should be considered in addition to, but not as a substitute for, the information provided in accordance with IFRS. A reconciliation for adjusted EBITDA to the most directly comparable IFRS financial measure is provided in the Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss) table. We are not able to forecast Consolidated net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect Consolidated net income (loss), including, but not limited to, Income taxes, Interest expense, and Foreign exchange income (loss).

Second-quarter 2021 Results

Total revenue was $377 million for the second quarter of 2021, an increase of 44% over the prior year period. Total organic revenue, which reflects total revenue excluding the impact of FX and palladium, increased 32%. FX was a 9% tailwind and palladium increased total revenue by 3% for the quarter. These strong quarterly results were driven by organic growth in chemistry revenue of 24%, reflecting double-digit increases in both the Electronics (“EL”) and General Metal Finishing (“GMF”) segments.

Adjusted EBITDA was $118 million for the second quarter of 2021, a 63% increase over the prior year period, reflecting strong chemistry organic volume growth, stable pricing, and FX tailwinds, partially offset by increased costs associated with supply chain inefficiencies.

Diluted earnings per share was $0.15 for the period ended June 30, 2021, and Adjusted EPS was $0.29.

Adjusted EBITDA margin was 31% for the second quarter of 2021, an increase of 370 basis points. The improvement reflects the revenue recovery from the second quarter of 2020, most pandemic-affected quarter last year and operating leverage on chemistry organic revenue, partially offset by the impact of palladium pass-through, the product mix of chemistry versus equipment, and supply chain inefficiencies.

Second-quarter 2021 Segment Highlights

Electronics: Revenue for the second quarter of 2021 in our Electronics segment was $248 million, an increase of 33% over the prior year period. Total organic revenue grew 21%, consisting of 9% chemistry organic growth and a 115% increase in equipment organic revenue. Palladium pass-through increased revenue by 4% and FX was an 8% tailwind for the quarter.

The Electronics organic revenue increase was driven by sustained high demand for the Company’s advanced semiconductor packaging and IC substrate solutions. End-market demand for computing applications and widespread 5G handset adoption continued to gain momentum in the second quarter. Similarly, the demand for our equipment continued to accelerate as PCB and semiconductor manufacturers worldwide increased their production capacity and upgraded their technology.

Adjusted EBITDA for our Electronics segment was $85 million for the second quarter of 2021, a 36% increase over the prior year period, primarily driven by strong chemistry volume growth. Adjusted EBITDA margin increased by 70 basis points to 34.3%, reflecting operating leverage on chemistry organic growth, offset by a product-mix effect from lower gross margin equipment revenues.

General Metal Finishing: Revenue for the second quarter of 2021 in our GMF segment was $129 million, an increase of 71% over the prior year period. Total organic GMF revenue increased 59%, consisting of 59% chemistry organic revenue growth and a 48% increase in organic revenue for equipment. Palladium and FX added 1% and 11% to revenue for the quarter, respectively.

Chemistry organic revenue growth was primarily a function of recovery from the pandemic-depressed markets of the prior-year quarter, supported by the continued end-market recovery, especially automotive and construction.

Adjusted EBITDA for our GMF segment was $33 million, a 238% increase over last year, reflecting operating leverage on chemistry volume growth, partially offset by supply chain inefficiencies. Adjusted EBITDA margin increased by nearly 13 percentage points to 25.8% driven by the same effects.

Full Year 2021 Guidance

Regarding the Company’s 2021 outlook, Peter Frauenknecht, Atotech’s Chief Financial Officer said, “As a result of our very strong first half and our improved outlook for the second half of the year, we are raising our revenue and Adjusted EBITDA guidance. We now expect full year 2021 total organic revenue growth to be in the range of 13% to 14%, including full year organic growth in chemistry revenue of approximately 10%, which excludes the impact of FX and palladium pass-through. Additionally, we now expect full year 2021 adjusted EBITDA to be in the range of $435 million to $450 million, which represents a $18 million improvement over our prior guidance, at the mid-point.”

MKS Transaction

On July 1, 2021, MKS Instruments, Inc. (“MKS”), a global provider of technologies that enable advanced processes and improve productivity, and Atotech Limited announced that they entered into a definitive agreement pursuant to which MKS will acquire Atotech for $16.20 in cash and 0.0552 of a share of MKS common stock for each Atotech common share (the “MKS Transaction”). The transaction was unanimously approved by the MKS and Atotech boards of directors and is subject to Atotech shareholder approval, approval of the Royal Court of Jersey, regulatory approvals, and other customary closing conditions, and is expected to close by the fourth quarter of 2021.

Conference Call

The Company will host a conference call today at 8:00 a.m. Eastern time to discuss the second quarter results only. There will be no discussion of the MKS Transaction. A link to the live audio webcast, and associated presentation materials will be available on the Company website at Events & presentations | Atotech. If you would like to ask a question, the dial-in number is: +1 833 714-3263 (United States/Canada toll-free) or +1 270 823-1866 (International toll), using conference ID 4774516.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” and similar expressions and variations or negatives of these words.

These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies, and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, and such differences could be material. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

More information on potential factors that could affect Atotech’s financial results is available in “Forward-Looking Statements”, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within Atotech’s most recent Annual Report on Form 20-F, and in other documents that we have filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”), and such factors include, but are not limited to: the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID 19 pandemic, as well as the current and potential travel restrictions, stay at home orders, and other economic restrictions implemented to address it; uncertainty, downturns, and changes in our target markets; foreign currency exchange rate fluctuations; reduced market acceptance and inability to keep pace with evolving technology and trends; loss of customers; increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations; our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation; our failure to compete successfully in product development; our ability to successfully execute our growth initiatives, business strategies, and operating plans; whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all; material costs relating to environmental and health and safety requirements or liabilities; underfunded defined benefit pension plans; risk that the insurance we maintain may not fully cover all potential exposures; failure to comply with the anti-corruption laws of the United States and various international jurisdictions; tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains; political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China; regulations around the production and use of chemical substances that affect our products; the United Kingdom’s withdrawal from the European Union; weak intellectual property rights in jurisdictions outside the United States; intellectual property infringement and product liability claims; our substantial indebtedness; our ability to obtain additional capital on commercially reasonable terms may be limited; risks related to our derivative instruments; our ability to attract, motivate, and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, among other things; natural disasters that may materially adversely affect our business, financial condition, and results of operations; the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities; damage to our brand reputation; Carlyle’s ability to control our common shares; risks relating to the proposed MKS Transaction, including that such transaction may not be consummated, any statements of belief and any statements of assumptions underlying any of the foregoing; and other factors beyond our control.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval. In connection with the proposed MKS Transaction, Atotech plans to provide to its shareholders a circular containing information on the anticipated scheme of arrangement vote regarding the proposed MKS Transaction (the “Scheme Circular”). Atotech may also file other documents with the SEC regarding the proposed MKS Transaction. This document is not a substitute for the Scheme Circular or any other document that may be filed by Atotech with the SEC.

BEFORE MAKING ANY VOTING DECISION, ATOTECH’S SHAREHOLDERS ARE URGED TO READ THE SCHEME CIRCULAR IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY ATOTECH WITH THE SEC IN CONNECTION WITH THE PROPOSED MKS TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MKS TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MKS TRANSACTION AND THE PARTIES TO THE PROPOSED MKS TRANSACTION.

Any vote in respect of resolutions to be proposed at Atotech shareholder meetings to approve the proposed MKS Transaction, the scheme of arrangement or related matters, or other responses in relation to the proposed MKS Transaction, should be made only on the basis of the information contained in Atotech’s Scheme Circular. Shareholders may obtain a free copy of the Scheme Circular and other documents Atotech files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. Scheme Circular makes available free of charge on its investor relations website at investors.atotech.com copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed MKS Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed MKS Transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the definitive agreement between MKS and Atotech, dated July 1, 2021, which contains the full terms and conditions of the proposed MKS Transaction.

Non-IFRS Financial Measures

This communication contains certain non-IFRS financial measures designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. However, our use of these non-IFRS financial measures may vary from that of others in our industry. Our non-IFRS metrics have limitations as analytical tools, and you should not consider them in isolation or as alternatives to consolidated net income (loss) or other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or liquidity. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. See the Appendix for a reconciliation of the non-IFRS financial measures.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 experts in over 40 countries generating annual revenues of $1.2 billion (2020). Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit us at atotech.com.

Contacts:

Sarah Spray

+1 803 504 4731

sarah.spray@atotech.com

Susanne Richter

+49 30 349 85 418

press@atotech.com

Financial Statement Tables

ATOTECH LIMITED

Income Statement

	Three months ended (unaudited)
($ in millions), except earnings per share	June 30, 2021	June 30, 2020
Revenue	$376.6	$260.9
Cost of sales, excluding depreciation and amortization	(185.9)	(121.7)
Depreciation and amortization	(43.8)	(319.2)
Selling, general and administrative expenses	(61.3)	(59.4)
Research and development expenses	(13.2)	(11.2)
Restructuring benefit (expenses)	0.6	(1.7)
Operating profit (loss)	72.9	(252.3)
Interest expense	(14.5)	(36.3)
Other income (expense), net	(4.1)	18.6
Income (loss) before income taxes	54.3	(269.9)
Income tax expense	(24.6)	(13.0)
Consolidated net income (loss)	$29.7	$(282.9)
Earnings per share
Basic earnings (loss) per share	0.15	(3.47)
Diluted earnings (loss) per share	0.15	(3.47)

	Three months ended (unaudited)
($ in millions)	June 30, 2021	June 30, 2020
Consolidated net income (loss)	$29.7	$(282.9)
Other comprehensive income (loss)
Actuarial gains and losses	(0.9)	(7.2)
Tax effect	0.3	2.1
Items not potentially reclassifiable to statement of income	(0.7)	(5.1)
Currency translation adjustment	27.2	36.4
Hedge reserve	(0.4)	(4.0)
Thereof: Income (cost) of Hedging (OCI II)	0.7	(1.8)
Items potentially reclassifiable to statement of income (loss), net of tax	26.8	32.4
Total other comprehensive income (loss), net amount	$26.2	$27.3
Comprehensive loss	$55.8	$(255.6)

ATOTECH LIMITED

Condensed Consolidated Balance Sheets

	As of
($ in millions)	June 30, 2021 (unaudited)	Dec. 31, 2020 (audited)
Assets
Non-current assets
Property, plant and equipment	$341.2	$359.4
Intangible assets	1,410.8	1,471.0
Goodwill	796.9	804.1
Right-of-use assets	95.5	104.1
Other financial assets	5.8	70.3
Other non-financial assets	3.6	2.7

Total non-current assets	2,653.9	2,811.6

Current assets
Inventories	172.9	145.4
Trade receivables*	258.5	262.0
Other financial assets*	18.4	24.9
Other non-financial assets*	34.2	24.1
Tax assets	50.5	46.4
Cash and cash equivalents	249.4	320.1
Total current assets	783.9	822.9
Total assets	$3,437.8	$3,634.5

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	19.5	102.1
Paid-in surplus and retained earnings	772.0	261.6
Currency translation adjustment and other reserves	91.2	120.0

Total shareholders’ equity	882.7	483.7

Non-current liabilities
Borrowings	$1,560.7	$2,065.7
Deferred tax liabilities	324.6	340.8
Employee benefits	161.2	176.2
Provisions	13.4	13.2
Lease liabilities	61.1	67.7
Other financial liabilities	0.0	1.5
Total non-current liabilities	2,120.9	2,665.1

Current liabilities
Borrowings	7.3	0.5
Trade payables	216.3	221.0
Tax liabilities	87.3	99.2
Lease liabilities	13.7	13.8
Other financial liabilities	18.5	38.5
Other non-financial liabilities	74.5	89.7
Provisions	16.5	23.0

Total current liabilities	434.1	485.8

Total liabilities & shareholders’ equity	$3,437.8	$3,634.5

ATOTECH LIMITED

Consolidated Statement of Cash Flows

	Six months ended (unaudited)
($ in millions)	June 30, 2021	June 30, 2020
Operating activities
Consolidated net income (loss)	$(41.9)	$(322.8)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	88.4	360.3
Income taxes and changes in non-current provisions	31.0	20.4
(Gains)/losses on disposals of assets	0.5	0.2
Net (gain)/loss on financial instruments at fair value	40.8	10.1
Accrued financial interest costs	44.9	64.4
Amortization of deferred financing cost, including original issuance discounts	55.4	7.5
Interest paid	(43.1)	(64.5)
Taxes paid	(64.6)	(28.8)
Other	(5.7)	0.8
(Increase)/decrease in inventories	(30.0)	(33.1)
(Increase)/decrease in trade receivables	3.3	35.9
Increase/(decrease) in trade payables	0.9	(20.9)
Changes in other assets and liabilities	(43.4)	(20.6)

Cash flow provided by operating activities	36.8	8.8

Investing activities
Intangible assets and property, plant and equipment additions	(22.1)	(22.7)
Increase in non-current loans	(0.1)	(0.0)
Proceeds from disposals of intangible assets and property, plant and equipment	3.3	0.1
Repayments of non-current loans	0.1	0.2

Cash flow used in investing activities	(18.8)	(22.4)

Financing activities
Issuance of shares	473.4	—
Issuance of non-current debt	130.1	175.0
Repayment of non-current debt	(678.9)	(83.0)
Increase (decrease) in current borrowings and bank debt	2.1	(1.4)
Increase (decrease) in current financial assets and liabilities	(0.2)	(0.3)
Payment of lease liabilities	(7.8)	(7.2)
Payment of deferred finance costs	—	(9.2)
Cash flow used in financing activities	(81.3)	73.9

Net decrease in cash and cash equivalents	(63.3)	60.3

Effect of exchange rates	(7.3)	(3.7)
Cash and cash equivalents at the beginning of the period	320.0	302.7

Cash and cash equivalents at the end of the period	$249.4	$359.3

ATOTECH LIMITED

Revenue Data

	Three months ended (unaudited)
($ in millions)	June 30, 2021	June 30, 2020
Type of goods or service
Chemistry revenue	$325.3	$238.1
Equipment revenue	51.3	22.8

Total revenue from contracts with customers	376.6	260.9

Geographical market
Asia	271.3	202.7
Europe	75.3	41.9
Americas	29.9	16.4

Total revenue from contracts with customers	$376.6	$260.9

ATOTECH LIMITED

Segment Data

	Three months ended (unaudited)
	June 30, 2021			June 30, 2020
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenue	$247.5	$129.0	$376.6	$185.7	$75.3	$260.9
thereof Chemistry revenue	197.9	127.4	325.3	163.8	74.3	238.1
thereof Equipment revenue	49.7	1.6	51.3	21.8	1.0	22.8
Segment Adjusted EBITDA	84.9	33.2	118.1	62.5	9.8	72.3

ATOTECH LIMITED

Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss)

	Three months ended (unaudited)
($ in millions)	June 30, 2021	June 30, 2020
Consolidated net income (loss)	$29.7	$(282.9)
Interest expense, net	14.2	36.0
Income taxes	24.6	13.0
Depreciation and amortization (excluding impairment charges)	44.1	40.1
EBITDA	$112.6	$(193.9)
Non-cash adjustments(a)	(1.4)	257.2
Foreign exchange loss(b)	5.3	3.1
Restructuring(c)	(0.6)	1.7
Transaction related costs(d)	1.5	1.6
Management fee(e)	0.5	1.2
COVID-19 adjustment(f)	0.3	1.3
Adjusted EBITDA	$118.1	$72.3

thereof EL Segment Adjusted EBITDA	$84.9	$62.5

thereof GMF Segment Adjusted EBITDA	$33.2	$9.8

(a)

Eliminates the non-cash impact of (1) share based compensation, (2) losses on the sale of fixed assets, (3) impairment charges and (4) mark to market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions and bifurcated embedded derivatives related to certain redemption features of the 6.250% Senior Notes due 2025 (the “Opco Notes”) and 8.75%/9.50% Senior PIK Toggle Notes (the “Holdco Notes”), and (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019. The dollar value of these non-cash adjustments for each period presented above is set forth below:

	Three months ended (unaudited)
($ in millions)	June 30, 2021	June 30, 2020
Share based compensation	$1.7	$0.1
Losses on the sale of fixed assets	0.4	0.0
Impairment charges	(0.3)	279.1
Mark-to-market adjustments	(3.3)	(22.0)
Valuation adjustments	—	—
Non-cash adjustments	$(1.4)	$257.2

(b)	Eliminates net foreign currency transactional gains and losses on balance sheet items.
(c)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.
(d)

Reflects an adjustment to eliminate (1) IPO related costs, linked to the existing equity and (2) professional fees paid to third party advisors in connection with the implementation of strategic initiatives.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. Management does not view these fees as indicative of the Company’s operational performance and the removal of these fees from Adjusted EBITDA is consistent with the calculation of similar measures under our old senior secured credit facilities and our new credit agreement as well as the indentures that previously governed the Holdco Notes and Opco Notes. For a description of the consulting agreement with Carlyle, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” in our Annual Report on Form 20-F.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

ATOTECH LIMITED

Organic Revenue Growth Reconciliation

	Three months ended June 30, 2021 (unaudited)
	Reported Revenue Growth	Impact of Currency	Palladium Pass- Through	Organic Growth
Electronics	33%	(8%)	(4%)	21%
General Metal Finishing	71%	(11%)	(1%)	59%

Total	44%	(9%)	(3%)	32%